Taylor Morrison Home Corporation

4900 N. Scottsdale Road, Suite 2000

Scottsdale, Arizona 85251

September 15, 2020

VIA EDGAR

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Taylor Morrison Home Corporation

Form 10-K for the Year Ended December 31, 2019

Filed February 19, 2020

File No. 001-35873

Dear Mr. Telewicz:

Taylor Morrison Home Corporation (the “Company”) hereby acknowledges receipt of the comment letter dated September 11, 2020 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed February 19, 2020. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for Fiscal Year Ended December 3, 2019

Non-GAAP Measures, page 41

1.

We note your response to comment 1 in which you tell us of your intent to include the non-GAAP measures disclosed in the March 31, 2020 Form 10-Q in future filings for comparative purposes and consistency of presentation. Please consider also including a discussion in future filings of any changes in the specific measures presented between periods such that an investor can understand how management perceives the usefulness of the measures underlying those changes.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it will consider also including a discussion in future filings of any changes in the specific measures presented between periods such that an investor can understand how management perceives the usefulness of the measures underlying those changes.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at 480-840-8116 or dcone@taylormorrison.com with any questions or comments regarding this letter.

Sincerely,

/s/ C. David Cone

C. David Cone
Executive Vice President & Chief Financial Officer

cc:	Darrell C. Sherman, Esq., Taylor Morrison Home Corporation

Benjamin A. Aronovitch, Esq., Taylor Morrison Home Corporation

John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP

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